FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of October 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __X__ No ____

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2001   SUN INTERNATIONAL HOTELS LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
                  Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99	Press Release on October 22, 2001 Sun International Files Lawsuit Against Kersaf Investments Limited

Exhibit 99



Sun International

FROM: Sun International Hotels Limited
              The Bahamas
              Contact: Charles D. Adamo
              Tel: +1.242.363.6017

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL FILES LAWSUIT AGAINST
KERSAF INVESTMENTS LIMITED

PARADISE ISLAND, The Bahamas, October 19, 2001 – Sun International Hotels Limited (NYSE: SIH) today announced that on October 17, 2001, it commenced a lawsuit in the Supreme Court of the State of New York against Kersaf Investments Limited, Royale Resorts Holding Limited, and Sun International Management Limited (collectively the "Kersaf Group"), for breach of contract, tortious and wrongful interference with prospective business relations and improper use of confidential information.

The Kersaf Group engages in the resort, hotel and gaming business in southern Africa and is a significant shareholder of SIHL.

Charles D. Adamo, Executive Vice President--General Counsel of the Company, stated, "The Board of Directors of SIHL regrets that it has had to take this action. SIHL has never before in its history brought litigation, and in the past has been able to resolve any disputes without redress to the courts."

"Unfortunately, the Kersaf Group has chosen to blatantly disregard their obligations, and our complaint states that the Kersaf Group has engaged in a pattern of wanton and fraudulent conduct that could not go unanswered. This action is necessary to safeguard SIHL's business interests, which we believe the Kersaf Group is wrongfully attempting to damage."

In the action, the Company alleges that the defendants breached contractual covenants not to engage in the hotel, resort or casino business in any part of the world other than the mainland of the continent of Africa. The Company contends that this is not the first time that the Kersaf Group has blatantly breached its obligations owed to SIHL, arguing that the defendants failed to comply with similar restrictions set forth in an earlier agreement by wrongfully pursing a project in Egypt. As previously announced in Company's release of July 3, 2001 and set out in its complaint, these events led to a series of settlement agreements pursuant to which, among other things, Mr. Derek A. Hawton resigned fom the Board of Directors of SIHL and the Kersaf Group paid SIHL an amount of $15.5 million, forfeited all voting rights in the shares of SIHL that it owns, agreed to pay to SIHL approximately 50% of all profits of its Egypt project, and agreed to restrict its business operations to the continent of Africa for an agreed period.

According to the complaint, the Kersaf Group began to engage in business in areas of the world from which it was contractually barred from doing business almost immediately after executing the settlement agreements. In addition, the Company charges that the defendants misused confidential SIHL information in an attempt to wrongfully usurp business opportunities that belonged to SIHL.

In the lawsuit, the Company seeks compensatory damages in an amount to be determined, punitive damages in an amount not less than $50 million and a permanent injunction barring the Kersaf Group from violating its agreements in the future.

Inquiries should be directed to Charles D. Adamo, Executive Vice President—General Counsel of Sun International Hotels Limited at 1.242.363.6017

ENDS

Contact: Mr. Charles D. Adamo
             Executive Vice President—General Counsel, Sun International Hotels Limited, Nassau, Bahamas
             Tel: + 1-242-363-6017
             e-mail   charles.adamo@sunint.com